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                          May 10, 2023

       Veronique Ameye
       Chief Executive Officer
       LumiraDx Ltd
       PO Box 1350, Windward 3, Regatta Office Park
       Grand Cayman KY1-1108
       Cayman Islands

                                                        Re: LumiraDx Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 4, 2023
                                                            File No. 333-271624

       Dear Veronique Ameye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ian Lopez, Esq.